U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

Form 12b-25                                             SEC File Number 1-6836
                                                        CUSIP Number 338517-10-1

                           NOTIFICATION OF LATE FILING


                                   (check one)
(X) Form 10-KSB ( ) Form 11-k ( ) Form 20-F ( ) Form 10-QSB ( ) Form N-S

         For the period ended:      October 3, 1998
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Part I - Registrant Information
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Full Name of Registrant:     Flanigan's Enterprises, Inc.

Former Name if Applicable:   N/A
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Address of Principal Executive office:

         2841 Cypress Creek Road

City, State, and Zip Code:

         Fort Lauderdale, Florida 33309
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
Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b). the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without effort or expense.

( ) (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

( ) (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


Part III - Narrative

                  State below in reasonable detail the reasons why the form 10-KSB, 11-K, 20-F, 10-QSB, or N-SAR or portion thereof could not be filed within the prescribed time period.

                  Due to the changeover in computer equipment to accommodate the Y2K problem the Company is experiencing some delays in its electronic data processing. The Company is making every effort to correct this condition. We expect to be able to file on or before January 17, 1999.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification;

                  Edward A. Doxey                         (954) 974-9003

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

                                                          (X) Yes   ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                          (X) Yes   ( ) No

Flanigan's enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned person thereunto duly authorized.


Dated:    January 5, 1999                           By:  /s/Edward A. Doxey
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                                                         Edward A. Doxey
                                                         Chief Financial Officer